ARNOLD & PORTER

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

March 20, 2002

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of Corporación EDC, C.A. (#82-4914)

Ladies and Gentlemen:

In connection with the exemption of Corporación EDC, C.A. ("CEDC") under Rule 12g3-2(b) (the "Rule") under the Securities and Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of CEDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith a (i) Notice of General Meeting disseminated to the shareholders of CEDC on March 5, 2002 and (ii) English and Spanish versions of two Investor Relations Bulletins, each of which was disseminated to the shareholders of CEDC on March 20, 2002.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosure

3/29

· C.A. La Electricidad de Caracas
· Corporación EDC, C.A.

INVESTOR RELATIONS BULLETIN
FOR IMMEDIATE RELEASE

NOTICE OF GENERAL MEETING

The stockholders of **C.A. La Electricidad de Caracas** are hereby called to an **Ordinary General Meeting** to be held on Wednesday, March 20, 2002, at 8:30 a.m., at the Company's main office located at the La Electricidad de Caracas Building, Av. Vollmer, Urb. San Bernardino, in order to:

1. Consider for approval the Company's Annual Report submitted by the Board of Directors and the Consolidated Financial Statements as of yearend 2001, with the External Auditors' opinion and the Statutory Auditors' Report .

2. Consider and decide on the report presented by the Board of Directors with respect to its proposal regarding the payment of dividends.

3. Elect principal and alternate members of the Board of Directors, the members of the External Directors' Committee for the 2002-2003 period, as well as the advisor to the Board.

4. Consider the issuance of commercial paper, establishing a maximum amount in circulation and the remuneration of the Holders' Common Representative.

5. Consider a proposal presented by the Board of Directors regarding the Company's authorized capital.

6. Consider and resolve a plan of incentives to its employees and the employees of Corporación EDC, C.A.

7. Appoint the Statutory Auditors and their alternates for the 2002-2003 period, and establish their remuneration and form of payment.

Caracas, March 05, 2002

Richard Bulger
President

NOTICE OF GENERAL MEETING

· C.A. La Electricidad de Caracas
· Corporación EDC, C.A.

The stockholders of **Corporación EDC, C.A.** are hereby called to an **Ordinary General Meeting** to be held on Monday, March 20, 2002, at 3:30 p.m., at the Company's main office located at the La Electricidad de Caracas Building, Av. Vollmer, Urb. San Bernardino, in order to:

1. Consider for approval the Company's Annual Report submitted by the Board of Directors and the Consolidated Financial Statements as of yearend 2001, with the External Auditors' opinion and the Statutory Auditors' Report .
2. Consider and decide on the report presented by the Board of Directors with respect to its proposal regarding the payment of dividends.
3. Elect principal and alternate members of the Board of Directors, the members of the External Directors' Committee for the 2002-2003 period, as well as the advisor to the Board.
4. Consider and resolve a plan of incentives to its employees and the employees of C.A. La Electricidad de Caracas.
5. Consider and resolve a plan of incentives to its employees and the employees of Corporación EDC, C.A.

Caracas, March 05, 2002

Richard Bulger
President

*****

Grupo EDC, a Venezuelan affiliate of The AES Corporation, is comprised of two companies, C.A. La Electricidad de Caracas (EDC) and Corporación EDC (CEDC). EDC provides electric service principally to metropolitan Caracas and surrounding areas and is the largest private-sector electric utility in Venezuela. CEDC concentrates its activities in non-regulated businesses in electricity and telecommunications. Shares of the two companies trade together as "stapled" shares on the Venezuelan stock exchanges. Its American Depositary Receipts trade over the counter in the United States under the ticker symbol "ELDAY"

AES is a leading global power company comprised of competitive generation, distribution, and retail supply businesses in 40 countries.

AES is dedicated to providing electricity worldwide in a socially responsible way.

*****

For more information contact Juan J. Azpurua E. at tel: 58-212-502-1893; fax: 58-212-502-3972; or email: juan.azpurua@grupoedc.com. Grupo EDC's address is Avenida Vollmer, Urbanización San Bernardino, Caracas, Venezuela.

#82-4914

C.A. La Electricidad de Caracas
Corporación EDC, C.A.

INVESTOR RELATIONS BULLETIN

From: Grupo EDC
Avenida Vollmer
Urbanización San Bernardino
Caracas, Venezuela

FOR IMMEDIATE RELEASE

Contact:
Juan J. Azpurua E.
C.A. La Electricidad de Caracas
(58-212) 502-1893
FAX: (58-212) 502-3972
Email: juan.azpurua@grupoedc.com

CORPORACIÓN EDC C.A. SELLS ITS INTEREST IN CANTV

Caracas, Venezuela (March 20, 2002) – Corporación EDC C.A. (CEDC) today announced that its wholly-owned subsidiary Inversiones Inextel, C.A. has sold in a single transaction 7,179,312 ADSs of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), at a price of US$12.75 per ADS, for a total amount of US$91,536,228. As a result of such sale, CEDC ceased to be the beneficial owner of more than 5% of CANTV's class "D" shares.

Grupo EDC, a Venezuelan affiliate of The AES Corporation, is comprised of two companies, C.A. La Electricidad de Caracas (EDC) and Corporación EDC (CEDC). EDC provides electric service principally to metropolitan Caracas and surrounding areas and is the largest private-sector electric utility in Venezuela. CEDC concentrates its activities in non-regulated businesses in electricity and telecommunications. Shares of the two companies trade together as "stapled" shares on the Venezuelan stock exchanges. Its American Depositary Receipts trade over the counter in the United States under the ticker symbol "ELDAY"

AES is a leading global power company comprised of competitive generation, distribution, and retail supply businesses in 40 countries.

AES is dedicated to providing electricity worldwide in a socially responsible way.

#82-4914

C.A. La Electricidad de Caracas

Corporación EDC, C.A.

BOLETIN DE RELACIONES CON LOS INVERSIONISTAS
PARA PUBLICACIÓN INMEDIATA

CORPORACIÓN EDC VENDIÓ SU PARTICIPACIÓN EN CANTV

Caracas, Venezuela (Marzo 20, 2002) – Corporación EDC, C.A. (CEDC) anunció hoy que su subsidiaria Inversiones Inextel, C.A. vendió en una sola transacción 7.179.312 ADS de la Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), a un precio de US$ 12,75 por ADS, por un total de US$ 91.536.228. Como consecuencia de esta venta, Corporación EDC, C.A. dejo de ser el beneficiario final de más del 5% de acciones clase D de CANTV.

El Grupo EDC, filial de the AES Corporation, está compuesto por dos Empresas, C.A. La Electricidad de Caracas y Compañías Filiales (EDC) que provee servicio eléctrica principalmente al área metropolitana de Caracas y que es a su vez la empresa privada de servicio eléctrico más grande de Venezuela y la Corporación EDC, C.A. y Compañías Filiales (CEDC) focalizada ésta en negocios de electricidad no regulados en Venezuela y de telecomunicaciones y servicios en Venezuela y el exterior. Cada acción de la EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de la CEDC. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 40 países.

AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable.

#82-4914

C.A. La Electricidad de Caracas

Corporación EDC, C.A.

INVESTOR RELATIONS BULLETIN

From: Grupo EDC
Avenida Vollmer
Urbanización San Bernardino
Caracas, Venezuela

FOR IMMEDIATE RELEASE

Contact:
Juan J. Azpurua E.
C.A. La Electricidad de Caracas
(58-212) 502-1893
FAX: (58-212) 502-3972
Email: juan.azpurua@grupoedc.com

ELECTRICIDAD DE CARACAS INVESTED US$129 MILLION IN 2001

Caracas, Venezuela (March 20, 2002) – According to the report presented before the Shareholders Meeting held today (Wednesday), La Electricidad de Caracas (EDC) invested more than US$129 million during the 2001 fiscal year. These investments were made to improve the safety and reliability of the Greater Caracas electrical network and to increase its generation capacity.

In this respect, as explained to the company's shareholders, the fifth generating unit of the Oscar Augusto Machado Plant started operations, thus increasing production capacity by 100 Megawatts, for a total of 2,341 Megawatts. Among other benefits, this investment has allowed EDC to export energy to the National Interconnected System and therefore alleviate the difficult situation of the Guri Dam.

It was noted that both the amount of clients and the total demand in the system increased in 2001 by 2.3% (26,950 new clients) and by 8.2% (1,977 Megawatts) respectively.

Financial Results

In spite of a 2.9% decrease in sales recorded by La Electricidad de Caracas and of a 1.22% tariff adjustment, as compared to 11.6% inflation, there was a net profit of 68 billion bolivars. Therefore, the Shareholders Meeting decided to approve a dividend of 17.50 bolivars per share, which will be paid in the manner and at the time agreed by the Board of Directors.

In addition, the EDC Shareholders Meeting approved the issue of commercial papers for a maximum amount of 100 billion bolivars and agreed to maintain the authorized capital in the ***current amount*** **of 598.8** ***billion bolivars.*** **The** ***shareholders delegated the setting of the date*** **in which these commercial papers will be issued on the Board of Directors.**

Additionally, the Shareholders Meetings of La Electricidad de Caracas and Corporación EDC approved the appointment of their new boards of directors for the 2002-2003 period. The new boards include Richard Bulger, Steven Clancy, Jonathan Coles, Andres Gluski, Paul Hanrahan, Lorenzo Mendoza, Cira Romero, Barry Sharp and Gustavo Julio Vollmer as senior directors; and

Dennis Bakke, Roger Sant, Nelson Ortiz, Gustavo Reyna, Janne Tutoki and Steven Walsh as alternate directors. Ricardo Zuloaga was ratified as advisor to the board of directors.

Finally, the Shareholders Meetings of EDC and Corporación EDC agreed to authorize their boards to implement a program that allows active and retired employees to acquire shares of both companies through a trust fund.

Grupo EDC, a Venezuelan affiliate of The AES Corporation, is comprised of two companies, C.A. La Electricidad de Caracas (EDC) and Corporación EDC (CEDC). EDC provides electric service principally to metropolitan Caracas and surrounding areas and is the largest private-sector electric utility in Venezuela. CEDC concentrates its activities in non-regulated businesses in electricity and telecommunications. Shares of the two companies trade together as "stapled" shares on the Venezuelan stock exchanges. Its American Depositary Receipts trade over the counter in the United States under the ticker symbol "ELDAY"

AES is a leading global power company comprised of competitive generation, distribution, and retail supply businesses in 40 countries.

AES is dedicated to providing electricity worldwide in a socially responsible way.

#82-4914

C.A. La Electricidad de Caracas

Corporación EDC, C.A.

BOLETIN DE RELACIONES CON LOS INVERSIONISTAS

PARA PUBLICACIÓN INMEDIATA

ELECTRICIDAD DE CARACAS INVIRTIÓ US$ 129 MILLONES EN EL 2001

Caracas, Venezuela (Marzo 20, 2002) – De acuerdo al reporte suministrado a su Asamblea de Accionistas hoy (miércoles), La Electricidad de Caracas (EDC) invirtió, en el ejercicio del año 2001, más de 129 millones de dólares para mejorar la seguridad y confiabilidad de la red eléctrica de la Gran Caracas y aumentar su capacidad de generación.

En tal sentido, según se explicó a los accionistas de la empresa, inició sus operaciones la quinta unidad de generación de la Planta Oscar Augusto Machado, incrementando en 100 megavatios su capacidad de producción para un total de 2.341 megavatios. Entre otros beneficios esta inversión ha permitido a EDC exportar energía al Sistema Interconectado Nacional como un apoyo a la situación que atraviesa el embalse del Guri.

Según se informó, tanto la cantidad de clientes como la demanda bruta del sistema presentaron un incremento en el 2001, la primera en 2,3% (26.950 nuevos suministros) y la segunda en 8,2% para ubicarse en 1.977 megavatios.

Resultados financieros

A pesar de la disminución de las ventas en 2,9% registrada por La Electricidad de Caracas y que tuvo un ajuste tarifario de 1,22%, frente a un 11,6% de inflación, reportó una utilidad neta de 68 millardos de bolívares. En tal sentido la Asamblea de Accionistas decidió decretar un dividendo de 17,50 bolívares por acción que será pagado en la forma y oportunidades que acuerde la Junta Directiva.

Por otra parte, la asamblea de EDC autorizó la emisión de papeles comerciales por un monto máximo de 100 millardos de bolívares y acordó mantener el capital autorizado en la cantidad actual de 598.800 millones de bolívares, para lo cual los accionistas delegaron en la junta directiva las oportunidades en las cuales se suscribirá dicho capital.

Igualmente en las asambleas de La Electricidad de Caracas y de Corporación EDC se aprobó la designación de las nuevas juntas directivas para el período 2002-2003, las cuales estarán integradas por Richard Bulger, Steven Clancy, Jonathan Coles, Andrés Gluski, Paul Hanrahan, Lorenzo Mendoza, Cira Romero, Barry Sharp y Gustavo Julio Vollmer, como directores principales, y Dennis Bakke, Roger Sant, Nelson Ortiz, Gustavo Reyna, Janne Tutoki y Steven Walsh como suplentes. Ricardo Zuloaga fue ratificado como consejero de la junta directiva.

Finalmente las asambleas de EDC y de Corporación EDC acordaron autorizar a sus juntas directivas para instrumentar un programa que permita a empleados activos y jubilados adquirir acciones de ambas empresas a través de un fideicomiso.

El Grupo EDC, filial de the AES Corporation, está compuesto por dos Empresas, C.A. La Electricidad de Caracas y Compañías Filiales (EDC) que provee servicio eléctrica principalmente al área metropolitana de Caracas y que es a su vez la empresa privada de servicio eléctrico más grande de Venezuela y la Corporación EDC, C.A. y Compañías Filiales (CEDC) focalizada ésta en negocios de electricidad no regulados en Venezuela y de telecomunicaciones y servicios en Venezuela y el exterior. Cada acción de la EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de la CEDC. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 40 países.

AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable.